UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 30, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS, THE COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AWARD AND ACCEPTANCE OF SHARE OPTIONS TO EXECUTIVE DIRECTORS, THE COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI

In terms of paragraph 3.63 of the JSE Limited Listings Requirements we hereby provide the following information regarding award and acceptance of share options by the Company under the AngloGold Share Incentive Scheme to Executive Directors, the Company Secretary and Prescribed Officers of AngloGold Ashanti.

Date of award	:	25 February 2020
Date of notification	:	26 March 2020
Date of acceptance	:	27 March 2020

Deferred Share Plan (DSP)
The AngloGold Share Incentive Scheme that was approved by shareholders, provides share awards granted to the executives which will vest over a five-year period from 25 February 2021 to 25 February 2025 in equal tranches.

Clearance was obtained in terms of paragraph 3.66 of the JSE Limited Listings Requirements.

Strike price	NIL cost to participant in accordance with the rules of the above plan
Market value per award at date of grant	R325.97
Class of security	Option to acquire ordinary shares
Nature of transaction	Off-market acceptance of share options
Type of interest	Direct beneficial

Name	Number of DSPs awarded	Total Value of Awards (ZAR)
K Dushnisky (*Executive Director*)	128,719	41,958,532.43
C Ramon (*Executive Director*)	62,595	20,404,092.15
M Sanz Perez (*Prescribed Officer and Company Secretary*)	45,068	14,690,815.96
P Chenard (*Prescribed Officer*)	40,251	13,120,618.47
S Bailey (*Prescribed Officer*)	39,635	12,919,820.95
S Ntuli (*Prescribed Officer*)	46,110	15,030,476.70

T Sibisi *(Prescribed Officer)*	43,035	14,028,118.95
G Ehm *(Prescribed Officer)*	54,574	17,789,486.78
L Eybers *(Prescribed Officer)*	53,982	17,596,512.54

ENDS

30 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 30, 2020

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance